Exhibit 21.1
Fidelity National Information Services, Inc.
A Georgia Corporation
List of subsidiaries
As of 12/31/2008
7 significant subsidiaries

Company	Incorporation
eFunds Corporation	Delaware

Fidelity Information Services, Inc.	Arkansas

Fidelity National Card Services, Inc.	Florida

Fidelity Participacoes e Servicos Ltda.	Brazil

Total Ages Participacoes	Brazil

Fidelity Processadora & Servicos, S.A.	Brazil

Fidelity National Information Services, CV	Netherlands